Delisting Determination,The Nasdaq Stock Market, LLC,
March 17, 2016, Sutor Technology Group Limited. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Sutor Technology Group Limited (the Company), effective at the opening of the trading session on March 28, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staffs
determination on February 25, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 7, 2016.